Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
BROOKLYN IMMUNOTHERAPEUTICS, INC.

Brooklyn ImmunoTherapeutics, Inc. (the “Corporation”), a Delaware corporation, does hereby certify that:

1.        The certificate of incorporation of the Corporation is hereby amended by adding the following paragraph to the end of Article IV thereof:

“Effective immediately upon the effectiveness of the Certificate of Amendment adding this paragraph to Article IV of this Certificate of Incorporation (the “Effective Time”), each ten (10) to twenty (20) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, with the exact ratio within such range to be determined by the Board of Directors prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically without any further action by the Corporation or its stockholders and whether or not any certificate representing such shares immediately prior to the Effective Time (the “Old Certificate”) is surrendered to the Corporation. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the reclassification and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been reclassified and combined, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

2.        The amendment set forth in this Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

3.         On October 4, 2022, the Board of Directors of the Corporation determined that each twenty (20) shares of the Corporation’s common stock, par value $0.005 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, pursuant to the amendment set forth in this Certificate of Amendment. The Corporation publicly announced this ratio on October 11, 2022.

4.         This Certificate of Amendment shall be effective on October 16, 2022 at 11:59 p.m. Eastern Time.

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              IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed and acknowledged on October 11, 2022.

BROOKLYN IMMUNOTHERAPEUTICS, INC.

By:	/s/ Matthew Angel
Matthew Angel, Interim Chief Executive Officer and President